UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of 28 November, 2012

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	28th November 20122

Allied Irish Banks, p.l.c. ("AIB") announces
AIB Mortgage Bank. raises €500m, 3-year Asset Covered Securities (ACS) Bond

AIB Mortgage Bank (AIBMB) today agreed a €500 million 3-year secured ACS bond issue under its €20 billion Mortgage Covered Securities Programme. AIBMB is a wholly owned subsidiary of Allied Irish Banks, p.l.c. (AIB). This is the first public ACS issue since June 2007 and marks AIB's second return to the funding markets in 2012 following the issuance of £395m Sterling Prime RMBS in May. ACS bonds are not guaranteed by the Irish State. This 3 year deal was priced at a spread over mid-swaps of 270 basis points and was over 4 times oversubscribed.

The total order book was c. €2.3bn with in excess of 170 international investors reflecting a well diversified geographic profile. Over 95% of demand came from outside Ireland.

The final sizing of the transaction, notwithstanding the level of demand, is consistent with AIB's stated strategy to engage with the market in a balanced and measured manner with a series of well placed, well timed, appropriately structured and priced transactions, to ensure viable funding levels while building confidence with external investors.

-ENDS-

For further information please contact:
Enda Johnson	Niamh Hennessy
Head of Corporate Affairs & Strategy	Media Relations Manager
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-7726010	Tel: +353-1-7721382
email: enda.m.johnson@aib.ie	Email : niamh.n.hennnessy@aib.ie

Forward-looking statements

This update contains certain "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Exchange Act of 1934, as amended, regarding the belief or current expectations of the Group, AIB's Directors and other members of its senior management about the Group's financial condition, results of operations and business of the Group and certain of the plans and objectives of the Group, including statements relating to possible future write-downs or impairments. In particular, certain statements with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of changes in Financial Reporting Standards are forward-looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward looking statements sometimes use words such as 'may', 'could', 'would, 'will, 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, business strategy, projected costs, capital position, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of AIB and are difficult to predict, that may cause actual results to differ materially from any future results of developments expressed or implied from the forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied include, but are not limited to, economic conditions in Ireland and international economic and sector-specific conditions, including volatility in the financial markets; the default of a major market participant or negative developments affecting one or more Irish financial institutions; unfavourable economic and market conditions in the Irish property sector; the ability of AIB to access sufficient funding to meet regulatory requirements and its liquidity needs; the uncertainty over the terms of an extension to the eligible liabilities guarantee scheme (the "ELG Scheme") and the market reaction to the removal of government guarantees; changes in AIB's credit ratings or the sovereign ratings of Ireland and other countries; customer and counterparty credit quality; AIB's commitments and restrictions under the Credit Institutions (Financial Support) Scheme, the National Pensions Reserve Fund Commission Investment, the National Asset Management Agency bank asset acquisition programme and the ELG Scheme; non-trading interest rates; market risks, as well as risks related to interest rates, foreign exchange rates and commodity and equity prices; changes in applicable laws, regulations and taxes in jurisdictions in which AIB operates; risks related to the E.U. restructuring plan; the valuation of certain financial instruments; a change in control; natural and other disasters; and effective management of capital.

AIB cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this update may not occur.

The forward-looking statements speak only as of the date of this update. Except as required by the Central Bank of Ireland, the Irish Stock Exchange,   or applicable law, AIB does not have any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, further events or otherwise. AIB expressly disclaims any obligation or undertaking to publicly release any updates or revisions to any forward-looking statement contained in this update or incorporated by reference to reflect any change in AIB's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

 ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date 28 November, 2012

By: ___________________

                                                                                                                                             Paul Stanley
             Acting Chief Financial Officer
     Allied Irish Banks, p.l.c.